Filed by InterXion Holding N.V.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: InterXion Holding N.V.

Filer’s SEC File No.: 001-35053

interxion™

Q&A

INTERXION & DIGITAL REALTY

Final

29th October, 2019

QUESTIONS & ANSWERS

Transaction Details

1.	What are we announcing today?

That Interxion has entered into a definitive agreement to combine with Digital Realty.

2.	What is Digital Realty?

Digital Realty is a global company that owns, develops and operates data centres across North America, Europe, Latin America, Asia and Australia. Following its initial public offering in 2004, the company has a leading footprint in the data centre industry, with more than 210 DCs in five continents, 15 countries, and more than 35 global metropolitan areas.

3.	What is the agreement? How was it determined?

Under the terms of the definitive agreement, Digital Realty will submit an offer to acquire Interxion’s ordinary shares in exchange for 0.7067 shares of Digital Realty common stock for each Interxion ordinary share. On completion of the transaction, Interxion shareholders will own approximately 20 per cent of the outstanding common stock of the combined company.

4.	Why did Interxion do this deal?

We think this agreement will deliver significant value to our combined companies’ employees, customers, shareholders, and investors. It will give our combined customers a differentiated and superior European and global platform, providing them with the full spectrum of data centre offerings. It delivers strategic, product and customer benefits, including the following:

a.

Globally Expanding Connected Communities of Interest: The combined company will extend Interxion’s successful strategy of creating and enabling valuable communities of interest in Europe by extending it across the combined company’s global footprint. This combination will build on Digital Realty’s successful record of hyperscale development and will represent an extension of the

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connected campus strategy that empowers enterprise customers to leverage the right products – from colocation to hyperscale footprints – to create value by efficiently deploying critical infrastructure and seamlessly connecting to a robust and growing universe of cloud platforms and connectivity service providers. The combined company will be uniquely positioned to meet the growing global demand from cloud platforms, service providers and enterprises seeking colocation, hybrid cloud and hyperscale data centre solutions as IT architectures are re-engineered to support the explosive growth of data in modern business models.

b.

Complementary European Footprint and Product Offering: Interxion’s European business is highly complementary to Digital Realty’s European footprint, given Digital Realty’s established presence in London and Dublin. The combination will create a leading pan-European data centre presence, offering consistent, high-quality services with low-latency access to approximately 70 per cent of the Gross Domestic Product (GDP) in Europe.

c.

Enhances Ability to Serve Multinational Customers on a Global Scale: Interxion’s well-established relationships with leading global cloud, digital media platform operators and multinational enterprise customers are expected to significantly bolster Digital Realty’s existing European platform. Similarly, Digital Realty’s relationships with many of the leading cloud platform operators and global enterprises, along with its access to low-cost capital, will meaningfully extend the breadth of the combined company’s value proposition to a global customer base. The combined company’s enhanced capabilities to address and solve the public- and hybrid-cloud architectural requirements of its global customer base will allow it to build on each company’s current relationships with leading global customers while also enabling it to effectively compete in the broader target markets.

d.

Combined Development Capacity Provides Significant Embedded Growth Potential: Interxion has a robust pipeline of data centre development projects currently under construction, with more than $400 million invested to date and a total expected investment of approximately $1 billion. These projects represent roughly a 40 per cent expansion of Interxion’s stand-alone critical load capacity, are significantly pre-leased and are expected to be delivered over the next 24 months, representing a solid pipeline of potential future growth for the combined company. In addition, the combined platform will maintain strategic land holdings in key growth metros across Europe, providing the potential for significant long-term development value creation.

e.

Creates Substantial Anticipated Cost Efficiencies and Financial Benefits: The size and scale of the combined company is expected to produce a highly efficient cost structure and industry-leading EBITDA margins. Upon closing, the transaction is expected to enhance the combined company’s long-term growth prospects and is expected to improve its cost of and access to capital.

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5.	When is the deal expected to be completed, and what needs to happen before then?

We expect to complete the combination in the first half of 2020. Before then, the deal is subject to the approval of Interxion’s and Digital Realty’s shareholders, and various regulatory agencies in Europe and the United States. In the meantime, an integration team will be developed to partner with David Ruberg, Digital Realty’s CEO, Bill Stein, and Digital Realty’s EMEA MD, Jeff Tapley, in taking the necessary steps to become a combined organisation. Separate but related, we have briefed our works councils in France and Germany, as is best practice in such circumstances.

6.	What will the management structure of the combined company look like?

Digital Realty’s Chief Executive Officer, Bill Stein, will serve as CEO of the combined company.

David Ruberg will serve as the Chief Executive of the combined company’s Europe, Middle East & Africa (EMEA) business. David is expecting to transition out of the role as Chief Executive of the EMEA business at some point within approximately one year of completion of the transaction.

David will lead the combined company’s effort to organise and execute a programme to identify and develop high-value communities of interest across the combined company’s platform. He will also serve as a strategic advisor and lead on certain of the combined company’s key global customer accounts, bringing to bear his longstanding relationships and thought leadership.

Digital Realty’s Chief Financial Officer (CFO), Andy Power, will serve as CFO of the combined company.

David will work with Digital Realty EMEA Managing Director, Jeff Tapley, on the integration of Interxion’s and Digital Realty’s EMEA business.

The board of directors of the combined company will consist of nine board members designated by Digital Realty and one board member designated by Interxion. Laurence A. Chapman, the current chairman of the Digital Realty Board of Directors, will serve as chairman of the board of directors of the combined company.

7.	Will the company still be called Interxion?

Once the transaction closes, the combined company’s EMEA business will be called “Interxion, a Digital Realty company”.

8.	Will both stocks continue to be traded? For how long?

Both stocks will continue to be traded separately until the transaction is complete.

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9.	Is there anything to prevent me from trading in Digital Realty stock?

All people are subject to applicable insider trading laws. Certain individuals may be affirmatively restricted from trading in Digital Realty stock. These people will be so notified.

10.	What impact will this transaction have on our employee share plan?

The announced YourShare plan will continue as planned, with the award to be granted on 25 November, 2019.

11.	To whom should I direct questions about the announcement?

Any internal questions should be directed to your local MD or functional VP. Customer questions should be directed to your SMT member, functional VP or local MD.

Employee-related

1.	How will you keep us updated on this deal?

For the first few months as we work through the details of the merger and interact with regulatory agencies, legal requirements allow us to only provide infrequent updates. David Ruberg will provide periodic updates to the Senior Management Team, who will subsequently inform their team leaders and ensure that all employees are notified. As the merger progresses and we begin seeing the full shape of our combined organisation, you can expect more regular communications.

In the meantime, if you have questions, please contact your MD or functional VP. While we will not be able to answer all your questions, we will do our best to answer your questions when the answers are available and legally able to be shared.

2.	Will there be any change in my day-to-day work in the immediate future?

No. Until the deal closes, we will continue to operate as two fully independent companies, and current arrangements will remain in place. Please continue to conduct business as normal unless you are notified otherwise. Focus on serving our customers and supporting each other as we deliver another strong year for Interxion.

3.	How many employees does Digital Realty have in Europe, and where are they located?

Digital Realty’s EMEA operation has approximately 300 employees located in data centres and offices in locations including Amsterdam, Dublin, Frankfurt and London.

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4.	What will this deal mean for me and my job at Interxion?

We are very early in this process, and as with any transaction, it is impossible to predict what it means for every Interxion employee. However, overall, we expect this deal to result in improved opportunities and outcomes for our employees, as well as our customers, shareholders and investors.

5.	If positions become redundant or otherwise unnecessary, resulting in terminations, will severance packages be developed?

We believe this deal will provide improved opportunities for employees. The rationale behind the intended merger is based on creating a leading global provider of data centre, colocation and interconnection solutions - providing our customers with a differentiated and superior European and global platform. That being said, it is impossible to predict what the structure of the combined company will look like. Please be assured that we will always treat you – and all employees – with fairness and respect.

6.	We are in the midst of a number of big infrastructure projects. What is the impact of this deal on these projects?

We are still too early in the process to be able to answer this question definitively. However, until the deal is complete, we will continue to operate as two independent companies and all project roll-outs will continue as planned. We will continue to notify you on the progress of these roll-outs.

7.	Will both companies move to common holidays, vacation, bonus structures, stock option structures, etc. (i.e., common human resource and compensation structures)?

It is too early to be able to answer this question. Nothing will happen until the transaction has closed and we put integration plans into place.

8.	If I’m working with customers, where do I go for information?

We have developed a specific communications pack for customers. Please contact your SMT member, functional VP or country MD for details.

Additional Information and Where to Find It

This communication is for information purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any proxy, vote or approval with respect to the proposed transaction or otherwise, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed transactions, DLR intends to file a Registration Statement on Form S-4 with the U.S. Securities and Exchange Commission (the “SEC”), that will include a proxy statement of DLR, which also constitutes a prospectus of DLR. After the registration statement is declared effective by the SEC, DLR intends to mail a definitive proxy statement/prospectus to shareholders of DLR and DLR intends to cause its subsidiary to file a Tender Offer Statement on Schedule TO (the “Schedule TO”) with the SEC and soon thereafter InterXion intends to file a Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) with respect to the tender offer. The tender offer for the outstanding common stock of InterXion referred to in this document has not yet commenced. The solicitation and offer to purchase shares of InterXion’s common stock will only be made pursuant to the Schedule TO and related offer to purchase. This material is not a substitute for the proxy statement/prospectus, the Schedule TO, the Schedule 14D-9 or the Registration Statement or for any other document that DLR or InterXion may file with the SEC and send to DLR’s or InterXion’s shareholders in connection with the proposed transactions.

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BEFORE MAKING ANY VOTING OR INVESTMENT DECISION OR DECISION WITH RESPECT TO THE TENDER OFFER, WE URGE INVESTORS OF DLR AND INTERXION TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS, SCHEDULE TO (INCLUDING AN OFFER TO PURCHASE, RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND SCHEDULE 14D-9, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND OTHER RELEVANT DOCUMENTS FILED BY DLR AND INTERXION WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT DLR, INTERXION AND THE PROPOSED TRANSACTIONS.

Investors will be able to obtain free copies of the Registration Statement, proxy statement/prospectus, Schedule TO and Schedule 14D-9, as each may be amended from time to time, and other relevant documents filed by DLR and InterXion with the SEC (when they become available) at http://www.sec.gov, the SEC’s website, or free of charge from DLR’s website (http://www.digitalrealty.com) or by contacting DLR’s Investor Relations Department at (415) 848-9311. These documents are also available free of charge from InterXion’s website (http://www.interxion.com) or by contacting InterXion’s Investor Relations Department at (813) 644-9399.

Participants in the Solicitation

DLR, InterXion and their respective directors and certain of their executive officers and employees may be deemed, under SEC rules, to be participants in the solicitation of proxies from DLR’s and InterXion’s shareholders in connection with the proposed transactions. Information regarding the officers and directors of DLR is included in its definitive proxy statement for its 2019 annual meeting filed with the SEC on April 1, 2019. Information regarding the officers and directors of InterXion and their ownership of InterXion ordinary shares is set forth in InterXion’s Annual Report on Form 20-F, which was filed with the SEC on April 30, 2019. Additional information regarding the persons who may be deemed participants and their interests will be set forth in the Registration Statement and proxy statement/prospectus and other materials when they are filed with SEC in connection with the proposed transactions. Free copies of these documents may be obtained as described in the paragraphs above.

Forward-Looking Statements

InterXion cautions that statements in this communication that are forward-looking, and provide other than historical information, involve risks, contingencies and uncertainties that may impact actual results of operations of DLR, InterXion and the combined company. These forward-looking statements include, among other things, statements about anticipated satisfaction of closing conditions and completion of the proposed transactions contemplated by the purchase agreement between them. Although we believe that the expectations reflected in those forward-looking statements are reasonable, we can give no assurance that those expectations will prove to have been correct. Those statements are made by using various underlying assumptions and are subject to numerous risks, contingencies and uncertainties, including, among others: the ability of DLR and InterXion to obtain the regulatory and shareholder approvals necessary to complete the anticipated combination, on the anticipated timeline or at all; the risk that a condition to the closing of the anticipated combination may not be satisfied, on the anticipated timeline or at all or that the anticipated combination may fail to close; the outcome of any legal proceedings, regulatory proceedings or enforcement matters that may be instituted relating to the anticipated combination; the costs incurred to consummate the anticipated combination; the possibility that the expected synergies from the anticipated combination will not be realized, or will not be realized within the expected time period; difficulties related to the integration of the two companies; disruption from the anticipated combination making it more difficult to maintain relationships with customers, employees, regulators or suppliers; the diversion of management time and attention on the anticipated combination; adverse changes in the markets in which DLR and InterXion operate or credit markets; and changes in the terms, scope or timing of contracts, contract cancellations, and other modifications and actions by customers and other business counterparties of DLR and InterXion. If one or more of these risks materialize, or if underlying assumptions prove incorrect, actual results may vary materially from those expected. You should not place undue reliance on forward looking statements. For a more complete discussion of these and other risk factors, please see (i) Parent’s filings with the SEC, including its annual report on Form 10-K for the year ended December 31, 2018 and subsequent quarterly reports on Form 10-Q and (ii) InterXion’s filings with the SEC, including its annual report on Form 20-F for the year ended December 31, 2018 and its subsequent reports on Form 6-K. This communication reflects the views of InterXion’s management as of the date hereof. Except to the extent required by applicable law, InterXion undertakes no obligation to update or revise any forward-looking statement.

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